February 15, 2012

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: T. Rowe Price Multi-Sector Account Portfolios, Inc. (“Registrant”)

File Nos.: 333-178660 and 811-22620

Dear Ms. O’Neal-Johnson:

The following is in response to your letter of January 19, 2012, regarding the Form N-1A registration statement filed for the above Registrant on December 12, 2011. Set forth below are our responses to your comments on the prospectuses and statement of additional information for the six separate series of the Registrant – the T. Rowe Price Emerging Markets Bond Multi-Sector Account Portfolio, T. Rowe Price Emerging Markets Local Multi-Sector Account Portfolio, T. Rowe Price Floating Rate Multi-Sector Account Portfolio, T. Rowe Price High Yield Multi-Sector Account Portfolio, T. Rowe Price Investment-Grade Corporate Multi-Sector Account Portfolio, and T. Rowe Price Mortgage-Backed Securities Multi-Sector Account Portfolio (collectively, the “Funds” and individually, the “Fund”).

Comment:

Please include the exchange ticker symbols for the Funds’ shares on the front cover pages of the Funds’ prospectuses.

Response:

Because these Funds will not be made publicly available and will only be purchased within separate accounts for which T. Rowe Price Associates, Inc. or one of its affiliated investment advisers has discretionary investment authority, we do not intend to obtain exchange ticker symbols for the Funds. If we elect to obtain exchange ticker symbols in the future, then such symbols will included on each Fund’s prospectus cover.

Comment:

Regarding the fees and expenses of the Funds, confirm to the staff that there are no shareholder fees or acquired fund fees and expenses.

Response:

There are no shareholder fees (i.e., sales charges, redemption fees, exchange fees, or account fees) that require disclosure in the Funds’ fee tables. It is not expected that the Funds will invest in other investment companies other than maintaining a small cash reserve position in one of our internal money funds (the T. Rowe Price Reserve Investment Funds, Inc.) that also do not charge a management fee. Therefore, it is estimated that none of the Funds will incur expenses as a result of investments in other investment companies that would exceed 0.01% of the Funds’ average net assets.

Comment:

The principal investment strategies section of the T. Rowe Price Emerging Markets Bond Multi-Sector Account Portfolio prospectus states that the fund will invest in “…corporate issuers located in or conducting the predominate part of their business activities in [emerging market countries].” Confirm to the staff that “predominate” means at least 50%.

Response:

The Funds generally rely on MSCI or Bloomberg to assign a country to a specific security. It is our understanding that these data providers assess the appropriate country of risk for a company and the securities it issues by analyzing various criteria, such as primary listing, country of incorporation, geographic distribution of operations, shareholder base, location of the company’s headquarters, and the country in which investors consider a company to be most appropriately classified. In the event a country classification is made based on geographic distribution of operations, we believe that such a country assignment is based on the company conducting at least 50% of its business activities in that country.

Comment:

Revise the disclosure regarding the T. Rowe Price Emerging Markets Bond Multi-Sector Account Portfolio and T. Rowe Price Emerging Markets Local Multi-Sector Account Portfolio to include the method by which the funds determine whether a country is an emerging market. For example, will the funds reference an independent third party list such as FTSE, MSCI or S&P emerging market list?

Response:

The Emerging Markets Bond Multi-Sector Account Portfolio and Emerging Markets Local Multi-Sector Account Portfolio, as well as all of the T. Rowe Price funds, rely on the designation made by MSCI in order to determine whether a particular country is considered a developed market or an emerging market. The prospectuses for both of these funds contain disclosure setting forth the reliance on MSCI for such determinations under “More Information About the Fund and Its Investment Risks” in section 3 (see page 14 of the Emerging Markets Bond Multi-Sector Account Portfolio prospectus and page 15 of the Emerging Markets Local Multi-Sector Account Portfolio prospectus). The disclosure states that “for purposes of determining whether a particular country is considered a developed market or an emerging market, the fund uses the designation set forth by MSCI Barra, a third-party provider of benchmark indexes and data services for institutions worldwide.” We believe that the current disclosure adequately addresses this comment.

Comment:

In regard to the principal investment strategies of the T. Rowe Price Floating Rate Multi-Sector Account Portfolio, you state that, “Most, if not all, of the loans in which the fund invests are rated below investment-grade (BB and lower, or an equivalent rating) or are not rated by a major credit rating agency.” Please disclose that such loans are also known as junk bonds.

Response:

Immediately after the sentence cited in this comment, the disclosure states that “the loans in which the fund invests are often referred to as ‘leveraged loans’ because the borrowing companies have significantly more debt than equity.” We view this term as more appropriate to describe the fund’s holdings in below investment-grade loans since we believe that the term “junk bonds” is generally understood in the financial and investment community to only describe corporate bonds that are rated below investment-grade. In the event of bankruptcy, holders of floating rate loans typically have claims to assets that are senior to claims of bondholders, and in many cases, these loans are also secured by a company’s assets. Also, there is some question under the federal securities laws as to whether bank debt constitutes a “security” subject to SEC registration. Thus, we do not believe that bank debt should be referred to as “junk bonds” as bank loans are different instruments, with different rights and risk characteristics, and we believe that use of such a term may confuse shareholders and prospective investors.

After the discussion of investments in loans, the fund’s principal investment strategies section states the following: “The fund’s investments that do not involve loans may include a variety of debt securities, such as government and agency debt obligations, and investment-grade and high yield corporate bonds. High yield bonds, also known as “junk bonds,” are rated below investment grade and should be considered speculative.” We believe this is a more apt use of the term “junk bonds” as it distinguishes the fund’s investments in corporate bonds from its investments in loans.

Notwithstanding our belief that loans should not be characterized as junk bonds, we have already included disclosure in the principal risks section that we believe is responsive to this comment. The fund’s description of credit risk provides the following:

Because a significant portion of the fund’s investments may be rated below investment-grade (also known as “junk” securities), the fund is exposed to greater volatility than if it invested mainly in investment-grade bonds and loans. High yield bond and loan issuers are more likely to suffer an adverse change in financial condition that would result in the inability to meet a financial obligation. Accordingly, securities and loans involving such companies carry a higher risk of default and should be considered speculative.

Comment:

The principal risks section of the T. Rowe Price Floating Rate Multi-Sector Account Portfolio includes “foreign investing risk.” Clarify the extent to which the fund will invest in foreign bonds, including emerging markets.

Response:

We will add the following disclosure to the principal investment strategies for the Floating Rate Multi-Sector Account Portfolio:

While there is no limit on holdings that are issued by foreign issuers, including issuers in emerging markets, the fund may only invest up to 20% of its total assets in non-U.S. dollar denominated loans and debt securities.

We will add similar disclosure to the principal investment strategies for the High Yield Multi-Sector Account Portfolio and Investment-Grade Corporate Multi-Sector Account Portfolio to disclose that those funds may invest without limit in U.S. dollar denominated securities of foreign issuers (including issuers in emerging markets) and to disclose those funds’ respective limits in non-U.S. dollar denominated securities.

Comment:

If the Funds intend to sell or write credit default swaps, confirm to the staff that the full notional value of the securities will be covered.

Response:

If any of the Funds sell or write credit protection under a credit default swap, that Fund will cover the securities by segregating liquid, high-grade debt securities or other suitable cover in an amount equal in value to the full notional value of the contract.

Comment:

Where applicable in the principal risks section, add risk disclosure regarding the Funds’ investments in securities rated below investment-grade and include disclosure that such securities are also known as “junk bonds” and are speculative in nature.

Response:

The prospectuses for the Emerging Markets Bond Multi-Sector Account Portfolio, Emerging Markets Local Multi-Sector Account Portfolio, Floating Rate Multi-Sector Account Portfolio, and High Yield Multi-Sector Account Portfolio already include disclosure that describes below investment-grade securities as “junk bonds” and provides that such investments should be considered speculative. The prospectuses for the Investment-Grade Corporate Multi Sector Account Portfolio and Mortgage-Backed Securities Multi-Sector Account Portfolio do not contain similar disclosure because both funds only purchase securities that are rated as investment-grade at the time of purchase.

Comment:

In regard to the “Derivatives risk” disclosure, the Division of Investment Management made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company

Institute dated July 30, 2010. Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

Response:

When we prepared the Funds’ initial registration statement, we carefully considered the observations and suggestions set forth in the above-referenced letter. Each Fund’s principal investment strategies section has been tailored specifically to how that Fund intends to use derivatives. For the Funds where we do not anticipate the use of derivatives rising to the level of a principal investment strategy, no derivatives-related disclosure has been included in the principal investment strategies or principal risks sections, although disclosure related to more limited, non-principal derivatives use has been included later in the prospectus. For the Funds where we do anticipate the use of derivatives rising to the level of a principal investment strategy, we have tailored the principal investment strategies and principal risks disclosure to only the specific types of derivatives expected to be used in a principal fashion by the Fund, as well as the anticipated extent of use and primary purpose for using those derivative instruments. We do not believe that further revisions to the Funds’ derivatives disclosure are necessary after further review of the letter.

Comment:

Please include the disclosure required by Item 8 of Form N-1A regarding financial intermediary compensation.

Response:

Item 8 of Form N-1A provides that a fund may modify or omit the statement relating to financial intermediary compensation if neither the fund nor any of its related companies pay financial intermediaries for the sale of fund shares or related services. The Funds covered by this registration statement do not charge 12b-1 fees, do not participate in the T. Rowe Price funds’ administrative fee payment program, and neither the Funds nor T. Rowe Price Associates, Inc. or its affiliates will compensate financial intermediaries in any manner in connection with the distribution or servicing of the Funds’ shares. Our initial filing omitted the Item 8 disclosure but we intend to add the following disclosure to each Fund’s prospectus to clarify this point:

The fund and its related companies do not pay financial intermediaries for sales of the fund’s shares or related services.

Comment:

Confirm to the staff that investment in other investment companies is not a principal strategy.

Response:

We do not anticipate that investments in other investment companies will serve as a principal investment strategy for any of the Funds.

Comment:

Please include the exchange ticker symbols for the Funds’ shares on the front cover page of the Funds’ statement of additional information.

Response:

Because these Funds will not be made publicly available and will only be purchased within separate accounts for which T. Rowe Price Associates, Inc. or one of its affiliated investment advisers has discretionary investment authority, we do not intend to obtain exchange ticker symbols for the Funds. If we elect to obtain exchange ticker symbols in the future, then such symbols will included on the statement of additional information cover page.

Comment:

Page 158 of the statement of additional information describes the Funds’ fundamental policy regarding physical commodities. Please clarify the Funds’ policy regarding non-physical commodities.

Response:

This fundamental policy has been in place for all of the T. Rowe Price funds for a number of years and was developed in response to Section 8(b)(1)(F) under the Investment Company Act of 1940, which requires an investment company to provide in its registration statement the policy on the purchase and sale of commodities. We believe the reference to physical commodities was intended to more clearly distinguish between an actual commodity that is delivered at the completion of a commodity contract as opposed to securities and other derivatives that provide exposure to commodities (e.g., a futures contract or structured note on a commodity index). We view the meaning of physical commodities as consistent with the reference to commodities in the Investment Company Act of 1940; however, we will consider modifying this policy the next time we solicit proxies from all of the T. Rowe Price funds’ shareholders in connection with director elections.

Comment:

If the Funds intend to use a Summary Prospectus under Rule 498 of the Securities Act of 1933, please provide us your proposed legend required by Rule 498(b)(1)(v) in advance of use.

Response:

None of the Funds intend to use a Summary Prospectus.

Comment:

The sub-headings in the prospectuses that appear on the same line as their accompanying text should be delineated in some manner from the text (e.g., “Example: This example is intended…”).

Response:

The sub-headings appear appropriately in bold in the PDFs and printed copies that will be provided to shareholders. We believe this issue is limited to the way that the prospectuses appear on EDGAR.

Comment:

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:

Our next filing will include the statements of assets and liabilities for the seeding of the new corporation, T. Rowe Price Multi-Sector Account Portfolios, Inc., along with disclosure changes made in response to these comments and other non-material changes.

Comment:

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:

We do not expect to submit an exemptive application or no-action request in connection with the Fund’s registration statement.

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345-6646, or in my absence, Darrell N. Braman at 410-345-2013.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• The Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Funds may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Oestreicher

David Oestreicher

Vice President, T. Rowe Price Multi-Sector Account Portfolios, Inc.